B E R M U D A         I R E L A N D         U N I T E D   S T A T E S         LLOYD’S
Max Capital Group Ltd.
Investor Day Presentation
June 1, 2009
Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.
Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

INFORMATION CONCERNING
FORWARD LOOKING STATEMENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd.
(“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive  joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-
looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of
America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized;
and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation.
ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This presentation relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus of IPC and Max. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE  JOINT PROXY
STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief
Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations
at 441-295-8800, in the case of Max’s filings.
PARTICIPANTS IN THE SOLICITATION:
IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.
Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook
Agenda

Global underwriter of specialty insurance and reinsurance
Multiple operating platforms - Bermuda, Dublin, United States, and Lloyd’s
Diversified business profile across specialty classes of business
Highly experienced management with proven track record
Opportunistic and disciplined underwriting strategy
Analytical and quantitative underwriting orientation
5 year average combined ratio, with cats, of 93%
Strong, liquid balance sheet with conservative reserving track record
Gross premiums written (2008) of $1.3 billion and 3/31/09 equity of $1.3 billion
Prudent capital management - $305 million in dividends/repurchases over last 5 years
Significant expansion of underwriting platforms with minimal goodwill
High quality investment portfolio repositioned to reflect traditional underwriting base
Alternative investments are now a much smaller part of Max’s asset base at 11.9% and are expected to be reduced to 5% to 7%
Max has evolved and repositioned itself since its formation in 1999
Overview of Max Capital
Short-Tail
Long-Tail
62%
38%
Insurance
Reinsurance
53%
47%

Global Reach Through Established Platforms
Bermuda / Dublin
Reinsurance
Bermuda / Dublin
Insurance
Lloyd’s
U.S Specialty Insurance
Major
Classes
Agriculture
Aviation
Excess liability
Medical malpractice
Professional liability
Property
Marine and energy
Whole account
Workers’ comp
Life and annuity
Aviation
Excess liability
Professional liability
Property
Personal accident
Financial institutions
Professional liability
Property
General liability
Marine
Property
Operating
Regions
United States
Latin America
Canada
European Union
Japan
Australia
New Zealand
United States
European Union
United Kingdom
Japan
Denmark
United States
Offices
Bermuda
Dublin
Bermuda
Dublin
Hamburg
London
Leeds
Tokyo
Copenhagen
New York
Philadelphia
Richmond
Atlanta
Dallas
San Francisco

83%
84%
75%
77%
96%
84%
104%
101%
96%
96%
124%
102%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
____________________
Source:  Company filings.
Property focused reinsurers include RNR, IPC, VR, MRH and FSR. Diversified reinsurers include RE, AXS, ACGL, TRH, PRE, ORH, AWH, ENH, AHL, PTP and MXGL.
Diversified Platforms Generate More Consistent Margins
Diversified Reinsurers Property Focused Reinsurers
78%
140%
33%
50%
56%
71%
104%
252%
60%
73%
92%
116%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
Max has performed well within its diversified peer group with less volatility than property focused reinsurers
Median 78% 201% 55% 61% 89% 97%
Median 94% 116% 85% 83% 94% 94%
Max 94% 106% 86% 88% 92% 93%

Max Bermuda and Dublin (Insurance/Reinsurance)
Rates rising in short-tail property cat and energy
Long-tail lines have stabilized and stopped declining
Max at Lloyd’s
Newest platform to Max that provides access to global specialty business, high credit ratings, worldwide licenses
Experienced team underwriting a seasoned book of business
Opportunity to recruit new teams in attractive product lines
International casualty reinsurance
Marine and personal accident insurance
Max Specialty
Strong distribution relationships continue to generate a high flow of business
Market dislocations provide the opportunity to add teams and new products
Benefiting from improving property rates
Profitability improving as the business matures and can retain more business
Life Reinsurance
Only writes “closed” blocks of business with no variable annuity exposure
Provides surplus relief which will be in high demand as many life insurers are capital constrained
Max is Strongly Positioned in 2009

As % of Total Investments
Max Investment Portfolio Highlights
____________________
(1) Peers include: IPCR, PRE, ORH, ACGL, RE, RNR, MRH, ENH, TRH, AXS, AWH, PTP, VR, AHL, FSR, and GLRE.  Peer average represents 3/31/09 allocation of preferred / equities and “other investments” as % of total investments.
Alternatives allocation is decreasing
Alternative
investments
12%
Cash
19%
Fixed income
69%
Long / Short funds
41%
Opportunistic
3%
Distressed
Securities
14%
Arbitrage
strategies
24%
Emerging / Global
Markets
18%
5%-7%
12%
29%
0%
5%
10%
15%
20%
25%
30%
35%
Max
12/31/05
Max
3/31/09
Target
Market neutral / absolute return focus
Max alternatives in line with Bermuda peers
Max alternatives target = 5%-7%
Peer group
(1)
(average) = 10%

Strong Results in Q1 2009
Total GPW of $434.3 million, up 41.6% compared to Q1’08
Reflects build-out of global platform
Max Specialty GPW: $68.8 million
Max at Lloyd’s $44.2 million (first full quarter with Max)
Profitable Q1 2009 underwriting results - Overall combined ratio 89.7%
Market conditions improving in 2009
Rate increases on short-tail lines
Casualty rates have stabilized
Allocation to alternative investments reduced to 11.9% at 3/31/09 (14.1% at 12/31/08)
Total investment portfolio return: 0.06%
Max Fixed Income Return:   (0.41%)
Max Alternative Investments Return:  2.06%

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Risk and Aggregate Management
Business managed in enterprise risk management system (ERMS)
Integrated asset and liability risk management and accounting platform
One system globally
Deals are tracked and modeled from submission through termination
Aggregations and accumulations are tracked:
Across insurance, reinsurance, and assets
Pricing and risk models are built for all classes / deals written
Capital and/or exposure utilized are built into the price
Every transaction priced to target ROE
Initial reserve picks are based upon pricing model
Cat Business modeled in RMS/AIR
Capital is allocated to maximize ROE
Individual model for every transaction
Risks carefully analyzed and modeled
Capital allocated based on downside risk

Risk and Aggregate Management (cont’d)
Cycle Management
Each line of business is analyzed and reviewed quarterly for changes in market conditions and pricing
Historical and peer information allows us to understand where we are in the cycle
Established price curves allow us to understand where the walk away price is
Reinsurance purchased to manage:
Aggregation of cat and clash
Line size
ROE
Demonstrated track record of risk management
No change in Katrina/Rita/Wilma and Ike/Gustav reserves
Timely reductions in D&O premiums written allowed us to minimize losses
Solid reserving practices have created:
History of reserve releases
High percentages of IBNR

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Experienced Senior Underwriters – Insurance & Reinsurance
Executive Previous Experience Years Experience
Angelo Guagliano
CEO - Max Bermuda
XL
Reliance National
Prudential Re
29
Lou Adanio
CUO- Property
Endurance Specialty Insurance
Cambridge Risk
SCOR Reinsurance
29
John Boylan
CUO-General Liability
XL Europe
AIG
27
Jim Gray
CUO-Professional Liability
XL
Zurich American Insurance Company
Lexington Insurance Company
25
Olivier Marre
CUO-Aviation Insurance
La Reunion Aerienne
SITA
16
David Kalainoff
CUO-Casualty Lines
Transatlantic Reinsurance
Firemans Fund
Continental Insurance
27
Adam Mullan
CUO-Specialty Lines
ACE
Marsh McLennan
Guy Carpenter
23

U.S. Specialty
15%
Max at Lloyd's (1)
1%
Bermuda/Dublin
Insurance
31%
Life & Annuity
Reinsurance
19%
Bermuda/Dublin
Reinsurance
34%
P&C Insurance: A Consistently Profitable Performer
Bermuda / Dublin Insurance 2008 GPW
Max Capital 2008 GPW
Total = $1,254 million
Total = $389 million
2009E Total = $405 million
____________________
(1) Max at Lloyd’s acquired in November 2008 and includes partial year GPW.
Excess
Liability
Professional
Liability
Aviation
Property
14%
14%
41%
32%

P&C Insurance: Historical Results 2003 to 2008
GPW ($MM) Combined Ratio
Loss Ratio 75.4% 101.5% 62.8% 77.1% 78.1% 73.0%
$163.2
$355.3
$396.6
$389.4
$248.1
$382.9
107.3%
80.5%
92.8%
70.6%
86.2%
88.2%
$0
$100
$200
$300
$400
$500
$600
2003 2004 2005 2006 2007 2008
60.0%
70.0%
80.0%
90.0%
100.0%
110.0%
(78.4% excluding KRW)
Casualty
Property / Short-
Tail
27%
73%
2008 GPW

P&C Insurance: Solid Insurance Casualty Results
GWP ($MM)
Policy Year Loss Ratio
Max has demonstrated profitable
underwriting and risk selection
Max entered in 2002 / 2003
Strong underwriting teams
Quantitative models
“Tougher”, better priced classes
Predominately claims made
2003 to 2006 were extremely profitable
Profitable booked loss ratios
High amounts of IBNR remain
Rates are currently flat year over year
Overall IBNR is 70% - 75% of current
casualty reserves
$163.2
$245.9
$321.0
$313.7
$289.0
$282.6
74.1%
63.7%
76.2%
78.2%
82.7%
$100
$200
$300
$400
$500
$600
$700
2003 2004 2005 2006 2007 2008
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
100.0%
110.0%

Casualty Insurance
2008 GPW
Excess
Liability
Professional
Liability
Aviation
32%
Highlights
Excess Liability
Expected 2009 GPW of $125mm
Average premium of approximately $1mm per policy
Major classes – healthcare, pharma, railroad, industrial
Market conditions – Q1 09 rates stable
Professional
Liability
Expected 2009 GPW of $160mm
Average premium of approximately $400,000 per policy
Major classes – E&O (lawyers), EPLI, & D&O
Market conditions
E&O – Stable to up 10%
D&O – Slightly up to substantially up on FI
EPLI – Stable
Excess
Liability
Professional
Liability
Aviation
Property
41%

Specialty Insurance
2008 GPW
Property
14%
Aviation
14%
Highlights
Property
Insurance
Expected 2009 GPW of $60mm
Average premium of approximately $250,000 per policy
Major classes – commercial, industrial, & energy
Market conditions
Up 10% to 15% on accounts with no losses
Significantly higher on loss effected accounts
Aviation
Insurance
Expected 2009 GPW of $60mm
Average premium of approximately $85,000 per policy
Major classes – airlines, aerospace, and general aviation
Market conditions
Rates up 10% to 15% on airlines
Stable on aerospace and general aviation

U.S. Specialty
15%
Max at Lloyd's (1)
1%
Bermuda/Dublin
Insurance
31%
Life & Annuity
Reinsurance
19%
Bermuda/Dublin
Reinsurance
34%
Bermuda / Dublin Reinsurance 2008 GPW
Max Capital 2008 GPW
Total = $1,254 million
Total = $420 million
2009E Total = $385 million
____________________
(1) Max at Lloyd’s acquired in November 2008 and includes partial year GPW.
P&C Reinsurance Premium Contribution
Excess
Liability
Marine &
Energy
Other
Aviation
Prof. Liability
Workers
Comp
Med. Mal.
Agriculture
Property
25%
19%
18%
13%
9%
8%
4%
3%
2%

P&C Reinsurance: Historical Results 2004 to 2008
GPW ($MM)
Combined Ratio
Loss Ratio 74.9% 91.1% 70.0% 55.4% 64.0%
$248.6
$246.1
$419.5
$345.2
$423.6
$369.6 $334.6
87.4%
83.9%
93.9%
105.7%
96.7%
$0
$100
$200
$300
$400
$500
$600
$700
$800
2004 2005 2006 2007 2008
60.0%
70.0%
80.0%
90.0%
100.0%
110.0%
Traditional Non-traditional Combined Ratio
$583.2 $615.7
Casualty
57%
43%
Property /
Short-Tail

Specialty Reinsurance
Excess
Liability
Marine &
Energy
Other
Aviation
Prof. Liabliity
Workers
Comp
Agriculture
25%
Excess
Liability
Marine &
Energy
Other
Aviation
Prof. Liabliity
Med. Mal.
Agric
Property
8%
Property
Aviation
2008 GPW
Highlights
Property
Reinsurance
Expected 2009 GPW of $100mm
Average premium of approximately $700,000 per treaty
US nationwide, super regional, Japan, Europe
Market conditions
Nationwide up 15%, regional & super regional up 5%-10%
Europewide up 5% to 15%, other international flat to up 5%
Aviation &
Space
Expected 2009 GPW of $30mm
Average premium of approximately $1.2mm per treaty
Airlines, satellite, and general aviation
Market conditions
Signs of hardening on airline insurance, GA is stable
Satellite up 10% to 15%

Specialty Reinsurance (cont’d)
Agricult
Workers
Comp
Prof. Liabliity
Aviation
Other
Energy
Excess
Liability
3%
Excess
Liability
Marine &
Energy
Other
Aviat
Prof.
Med. Mal.
Agriculture
19%
Marine &
Energy
Agriculture
2008 GPW
Highlights
Marine &
Energy
Expected 2009 GPW of $20mm
Average premium of approximately $1.0mm per treaty
Onshore and offshore energy
Market conditions
Gulf market is seeking 60% to 75% rate increases
Onshore rates are up 5% to 10%
Agriculture
Expected 2009 GPW of $75mm
Average premium of approximately $8.0mm per treaty
Multi peril crop, some crop/hail and named peril
Market conditions
Flat on an exposure adjusted basis

Casualty Reinsurance
Property
Agriculture
Me
Workers
Comp
Prof. Liabliity
Aviation
Other
Marine &
Energy
Excess
Liability
2%
2%
Excess
Liability
Marine &
Energy
Other
Aviation
Workers
Comp
Med. Mal.
Agricult
Property
9%
Prof.
Liability
2008 GPW
Highlights
Excess Liability
Expected 2009 GPW of $25mm
Average premium of approximately $2mm per treaty
General liability, auto liability, public entity business
Market conditions
Primary rates flat to increasing, reinsurance rates up
National writers looking for support
Professional
Liability
Expected 2009 GPW of $15mm
Average premium of approximately $400,000 per treaty
D&O, E&O, & E&O – lawyers
Market conditions
E&O – Stable to up 10%
D&O – Slightly up to substantially up on FI
EPLI – Stable

Exces
Liabilit
Marine
Energ
Other
Aviation
Prof. Liabliity Workers
Comp
Med. Mal.
Agriculture
Property
18%
Excess
Liability
Marine &
Energy
Other
Aviation
Prof. Liabliity
Workers
Comp
Med. Mal.
Agriculture
Prop
13%
2008 GPW
Casualty Reinsurance (cont’d)
Highlights
Medical
Malpractice
Expected 2009 GPW of $60mm
Average premium of approximately $2.0mm per treaty
Physicians & surgeons, hospitals, surgery centers
Market conditions
Physician & primary HPL stable
Excess HPL rates not as attractive
Workers
Compensation
Expected 2009 GPW of $55mm
Average premium of approximately $1.7mm per treaty
Small regional, single state funds, national writers on cat
Market conditions
Primary rates flat to down, reinsurance rates mixed
Looking to exploit XOL/QS pricing differentials

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Executive Previous Experience Years Experience
Matthew Petzold
Underwriting Director
Danish Re
Copenhagen Re (UK)
33
Iain Bremner
Managing Director
Abacus Syndicate
Marsh & McLennan
22
Lance Gibbins
Finance Director
Aon
Limit Syndicate
21
Experienced Management Team

Max at Lloyd’s: Max’s Newest Platform
Manage £125.0 million of 100% owned capacity in Syndicate 1400.  Also manage two partially owned third party syndicates
Offices in London, Copenhagen, and Tokyo - total staff of 85
Syndicates under management
Syndicate 1400 - 2008 stamp capacity of £125.0mm – 100% provided by Max
Writes property reinsurance, accident & health reinsurance and financial institutions insurance
Broad geographic spread, including the US, UK, Caribbean and Asia
Syndicate 2525 - 2008 stamp capacity of £42.0mm – 2% provided by Max
Writes employers’ and third party / product liability lines, both on primary and excess of loss bases
Concentrates on the UK, with only small overseas exposures and no US-domiciled insureds
Syndicate 2526 - 2008 stamp capacity of £31.8mm – 36% provided by Max
Writes professional indemnity and medical malpractice
Primarily UK-domiciled insureds with some European and Australian accounts

Accident &
Health
25%
Property
Treaty
75%
Accident & Health
16%
Other
2% Professional
Indemnity
15%
Financial Institutions
17%
Property Treaty
50%

2009E Gross Premiums Written
Total = $150 million
Max At Lloyd’s 2009E GPW
____________________
Note:  2009 gross premiums written represent Max at Lloyd’s syndicate interests only.
Reinsurance: $99 million
PL/EL
5%
Professional
Indemnity
44%
Financial
Institutions
50%
Insurance: $51 million

USA
29%
Japan
13%
Europe
20%
UK/Eire
17%
Caribbean
6%
Other
15%
Europe
31%
UK/Eire
63%
Other
6%
USA
16%
Caribbean
8%
UK/Eire
13%
Europe
37%
Latin America
17%
Other
9%
USA
39%
Canada
5%
Europe
30%
Japan
5%
UK/Eire
9%
Other
12%
Geographic Reach: 2009E Gross Premiums Written
USA
39%
Canada
5%
Japan
24%
Europe
9%
UK/Eire
7%
Caribbean
8%
Australasia
6%
Other
2%
Property
Professional Indemnity Financial Institutions
Accident & Health
Total

Enhancing Max at Lloyds in 2009
Maintain and strengthen our existing Lloyd’s underwriting resources
Continuing emphasis on robust pricing process and superior risk selection
Market conditions improving – but slowly
Strategy of diversification to add further experienced underwriting teams, to further leverage the Lloyd’s franchise:
PA insurance
Casualty treaty reinsurance
Marine
Others
Hired two new underwriters thus far in 2009: Clive Hatto in accident & health and
Hugh Sprowson in financial institutions
Improved capital efficiency, reduced expense ratio and improved ROEs

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Experienced Senior Underwriters
Executive Previous Experience Years Experience
Steve Vaccaro
CEO – Max Specialty
President & COO
Essex Insurance Company
38
Bryan Sanders
EVP – Contract Binding
Max Specialty
E&S Division, Hilb, Rogal & Hobbs
President Dominion Specialty
27
Jon Hahn
SVP – Brokerage Division
Max Specialty
VP Western Region
Markel Corporation
18
Mike Miller
SVP – Marine Division
Max Specialty
CUO Specialty Division
Firemans Fund
William H McGee
36
Buddy Anckner
President – Casualty Div.
Max Managers, USA
SVP Max Bermuda
SVP XL’s Bermuda Insurance Operation
25
Phil Vedell
SVP, CAO, Director of
Catastrophe Management
SVP
Aon
13
Stephen Loderick
SVP, CFO and Treasurer
Max Specialty
VP, CFO and Treasurer
W.R. Berkley
Markel Corporation
25

Property
General
Casualty
Marine
49%
31%
20%
An Important and Growing Business for Max
Life & Annuity
Reinsurance
Max at Lloyd's
U.S. Specialty
Bermuda/Dublin
Insurance
Bermuda/Dublin
Reinsurance
34%
31%
15%
1%
19%
Product diversification allows resources to be reallocated as market cycles change
Max Specialty 2008 GPW
Max Capital 2008 GPW
Total = $1,254 million Total = $194 million
2009E Total = $250 million
____________________
(1) Max at Lloyd’s acquired in November 2008 and includes partial year GPW.
(1)

Max Specialty – Leading E&S Writer
Max Specialty contributes to Max Capital’s diversified niche orientation by adding profitable business in both property and casualty throughout the market cycle
Nationwide excess and surplus lines writer of property, casualty and marine
Three distinct divisions: Brokerage, Marine and Contract Binding
Six strategically placed offices in the US
Strong financial strength and technical expertise
Significant product diversification and strong distribution relationships
Start-up in 2007 with experienced teams from Essex/Markel and other E&S platforms
Expected to write $250 million of GWP in 2009
Internal structure in place and start-up expenses have stabilized
Strong relationships with our brokers and agents
Licensed in 49 states on a non-admitted basis and 50 states on an admitted basis
Have the people and the platforms to write a diversified book anywhere in the U.S.
Use of third party reinsurance to minimize exposure in early years
Strong sponsorship by the reinsurance community
Placed with favorable terms and conditions
Target combined ratio of 85% to 90%
Loss ratio on target; expense ratio decreasing as book continues to grow

Max Specialty Segment Review
2008 GPW
Contract Bindi
Max Managers
Marin
Brokerage
41%
Contract Binding
Max Man
Marine
33%
Highlights
Brokerage
Division
Expected 2009 GPW of $90mm
Average premium of approximately $45,000 per policy
Apartments, offices, mixed use, hotels, shopping centers
Market conditions
Loss effected layers up 25% to 30%, others up 10%
Non cat exposed layer pricing remains soft
Contract
Binding
Expected 2009 GPW of $86mm
Average premium of approximately $2,000 per policy
Mostly casualty – contractors, habitational, retail, and service
Market conditions
Casualty pricing mixed

Max Specialty Segment Review (cont’d)
2008 GPW
Max Managers
Marine
6%
Marine
20%
Highlights
Marine
Expected 2009 GPW of $53mm
Average premium of approximately $30,000 per policy
Contractors equipment, builders risk, motor truck cargo
Market conditions
Primary rates flat with meaningful increases on loss affected accounts
Max Managers
Expected 2009 GPW of $21mm
Average premium of approximately $2mm per treaty
Nursing homes, hospital, other medical and industrial
Market conditions
Rates mixed

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Experienced Senior Underwriters
Executive Previous Experience Years Experience
Chris Rutten
President
Life Reinsurance Division
ING Reinsurance
Security Life of Denver
24
Art Palmer
Senior Vice President
Life Reinsurance Division
Avon Consulting
Chalke Inc.
Transamerica
21

Overview of Life Reinsurance
Spread management business, comparable to basic full Loss Portfolio Transfer
Purchase blocks of existing policy or claim reserves (reserve buy outs)
All originated transactions – winner takes all
Known data files – no unreported exposures, minimal IBNR
Access to historic experience data
Only products with highly predictable and non-volatile cash flows
Full asset transfer – the economic value of the liabilities
It is NOT …
Risk premium reinsurance (mainstream life reinsurance)
Automatic reinsurance of new business (treaty business)
Mega-sized transactions
Variable or deferred annuities, XXX, term insurance, life settlements, COLI/BOLI
U.S. Specialty
15%
Max at Lloyd's (1)
1%
Bermuda/Dublin
Insurance
31%
Life & Annuity
Reinsurance
19%
Bermuda/Dublin
Reinsurance
34%
____________________
(1) Max at Lloyd’s acquired in November 2008 and includes partial year GPW.

Overview of Life Reinsurance
Business targets
3 or 4 deals per year - $150+ million new business
Remain expense efficient
Price and realize ROE of 15%+
Sales: 2000 to 2008 in excess of $1.75 billion
27 transactions; 15 counterparties; 3 deals per year on
average
Reserves Under Management - $1.4 billion
European pension annuities in payment
Disabled life claim reserves, both disability income and
mortality
Small face amount life insurance, mostly paid-up
Structured settlements
Liability performance virtually exactly on target with pricing;
no policy performance impact of recession or natural
disasters
Cost-efficiency: expenses lower than priced for
Gross Premiums Written
($MM)
$212.3
$275.0
$45.0
$302.0
$242.2
$0.0
$50.0
$100.0
$150.0
$200.0
$250.0
$300.0
$350.0
2004 2005 2006 2007 2008

Market Developments – Europe
Strong demand for European pension annuity reinsurance during past four years
Similar to 401(k) with mandatory lifetime annuitization (compulsory pensions) and buy-out of pension trusts in wind-down
No antiselection
No policyholder options
Target deal size in the €50 - €200 million range
Pension annuity market now moderating
Market Developments – U.S.
Need for regulatory capital strong
Reinsurance is efficient capital alternative
Small company market focus
USD
31.2%
EUR
68.8%
Overview of Life Reinsurance
Life Reserves by Currency

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

A truly diversified, balanced global underwriting platform
Strong and vibrant franchise serving both property & casualty markets
Multiple operating platforms – Bermuda, Dublin, U.S. and Lloyd’s
Strong capital base with over $3 billion in equity and minimal leverage
Greater size enhances “margin of safety” and financial flexibility
More efficient use of capital - $300 to $400 million of excess capital
Increased ability to accelerate growth in a hardening market
Both property & casualty markets currently provide attractive opportunities
Strong and deep management and underwriting teams
IPC/Max Creates A World Class Specialty Company
An IPC/Max merger brings together the upside of the short-tail market and the stability of returns of long-tail business to create value for shareholders

A Combination Creates Size and Scale
Combination provides greater size and scale
Enhances valuation and ratings profile
Better positioning with clients and brokers
Platform/underwriters are in place
____________________
(1) Includes RE, AXS, PRE, ACGL, TRH and RNR.
(2) Includes ORH, AHL, AWH, ENH, VR, IPCR, PTP, MRH and MXGL.
(3) Based on A.M. Best financial strength ratings.
12/31/2008
Company Equity
1 Everest Re $4,960
2 AXIS 4,461
3 PartnerRe 4,199
4 Arch Capital 3,433
5 Transatlantic 3,198
IPC + Max 3,131
6 RenaissanceRe 3,033
7 OdysseyRe 2,828
8 Aspen 2,779
9 Allied World 2,417
10 Endurance 2,207
11 Validus 1,939
12 IPC Holdings 1,851
13 Platinum Re 1,809
14 Montpelier Re 1,358
15 Max Capital 1,280
16 FlagstoneRe 986
17 Greenlight Capital 485
Average Price / Book Multiple
3-Year 2007 2008 Current
Rating
(3)
> $3.0 billion of
equity (1)
1.26x 1.39x 1.09x 0.94x A to A+
< $3.0 billion of
equity
(2)
1.04x 1.16x 0.89x 0.79x A- to A

$27.55
$33.67
$32.85
$25.00
$30.00
$35.00
IPC Standalone Max Validus
$31.67
$25.00
$30.00
$35.00
Max Validus
$31.97
$25.00
$30.00
$35.00
Max Validus
____________________
Note: Validus book value includes the impact of $3.00 dividend per share to IPC shareholders.
(1) Excludes purchase accounting adjustments and transaction expenses. For more information, see joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.
Max Transaction is Accretive to IPC – Validus is Dilutive
Diluted Tangible Book Value per IPC Share (12/31/08)
As a multiple of IPC             0.96x
Pro Forma for PGAAP
Combined (1)
Diluted Book Value per IPC Share (12/31/08)
As a multiple of IPC            0.97x
Combined (1)
Pro Forma for PGAAP
?
?
As a multiple of IPC      1.03x 0.84x
19.6% dilutive
to IPC
As a multiple of IPC      1.01x 0.80x
No higher than $26.10
No higher than $27.24
16.1% dilutive
to IPC
Less than 0.79x
Less than 0.83x
$26.41
$33.23
$32.85
$25.00
$30.00
$35.00
IPC Standalone Max Validus

Max Offers a Higher Implied Price to IPC Shareholders
____________________
(1) Exchange ratio of 0.6429 IPC shares per Max share implies 1.5555 Max shares per IPC share.
(2) Exchange ratio of 1.1234 Validus shares per IPC share plus $3.00 dividend per IPC share.
Validus Average
Max Average
Average Implied Price to IPC
Since
VR IPO 2007 2008 52-Wk.
Max Capital
(1)
$35.21 $41.72 $35.61 $29.43
% Premium to IPC 27% 44% 27% 7%
Validus
(2)
$29.06 $30.38 $28.32 $28.21
% Premium to IPC 5% 5% 1% 3%
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
$50.0
7/25/07 10/7/07 12/21/07 3/5/08 5/19/08 8/2/08 10/16/08 12/30/08 3/15/09 5/29/09

78%
140%
33%
50%
56%
71%
104%
252%
60%
73%
92%
116%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
83%
84%
75%
77%
96%
84%
104%
101%
96%
96%
124%
102%
0%
25%
50%
75%
100%
125%
150%
300%
2004 2005 2006 2007 2008 Average
____________________
Source:  Company filings.
Property focused reinsurers include RNR, IPC, VR, MRH and FSR. Diversified reinsurers include RE, AXS, ACGL, TRH, PRE, ORH, AWH, ENH, AHL, PTP and MXGL.
Validus had the worst
combined ratio relative to
its mono-line peers
Validus began
operations following
Hurricanes Katrina, Rita
and Wilma
Diversified Platforms Generate More Consistent Margins
Diversified Reinsurers
Property Focused Reinsurers
Validus has
underperformed its peers
over the last 3 years
Median 94% 116% 85% 83% 94% 94%
Max 94% 106% 86% 88% 92% 93%
Median 78% 201% 55% 61% 89% 97% 68%
IPC 78% 252% 33% 50% 56% 94% 46%
VR 57% 62% 92% NA 70%
3 year
Average

Validus has significant volatility embedded in its underwriting operations
Validus indicates its 1 in 250 year peak PML represents 33% of equity…whereas Validus lost 12.4%
of its equity in Ike/Gustav, a 1:10-15 year event?
Validus Has Significant Exposure to Catastrophes
Ike/Gustav Ultimate Net Losses as a % of 6/30/08 Common Equity ($ in millions)
3.4%
12.4%
11.0%
10.1%
8.9%
8.4%
8.1% 8.1%
7.8%
7.0%
6.7%
6.3%
6.0%
5.0%
4.8%
4.6%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
VR FSR RNR MRH PTP ACGL AXS PRE AHL IPCR ENH ORH TRH AWH RE MXGL
(1) (2) (2) (3)
Losses $256 $140 $276 $140 $165 $287 $384 $305 $171 $135 $148 $155 $113 $257 $50 $170
____________________
Source: Company filings as of 12/31/08.  Losses are generally disclosed net of reinstatement premiums.
(1) Results reflect Ike only.
(2) Equity includes preferred, which subsequently converted to common.
(3) TRH does not disclose specific losses but disclosed “$169.7 million principally relating to Hurricane Ike” or 5.0% of 6/30/08 common equity.
VR increased its Ike reserves by 42% in Q4 2008
Validus had the greatest loss among its
broad peer group

The Value of Diversification

- A.M. Best, one of the foremost credit rating agencies for insurance companies, specifically addresses the value of diversification via a "Diversification Credit" in its BCAR ratings methodology
- The capital credit associated with diversification is minimal, since A.M. Best requires adequate capital backing by business line regardless of diversification
  - "The final required premium charge is multiplied by a factor of (0.70 plus 0.30 times % premium in the largest line of business)"

Illustrative A.M. Best Diversification Credit Calculation

	Max / IPC	Validus / IPC
Largest Line of Business	Property Cat Reinsurance	Property Cat Reinsurance
% of Total 2008 GPW	20.6%	40.1%
Illustrative A.M. Best Diversification Credit	0.780	0.820

Max / IPC and Validus / IPC would likely receive similar capital credit from A.M. Best for their levels of business diversification

Source: A.M. Best "Understanding BCAR" dated 1/25/08, SEC filings and other public disclosures

11

VALIDUS

The Value of Diversification

- A.M. Best, one of the foremost credit rating agencies for insurance companies, specifically addresses the value of diversification via a "Diversification Credit" in its BCAR ratings methodology
  - "The diversification factor reflects the reduction in overall premium risk within a well-diversified book of business"
  - "The final required premium charge is multiplied by a factor of (0.70 plus 0.30 times % premium in the largest line of business)"

Illustrative A.M. Best Diversification Credit Calculation

	Max / IPC	Validus / IPC
Largest Line of Business	Property Cat Reinsurance	Property Cat Reinsurance
% of Total 2008 GPW	20.6%	40.1%
Illustrative A.M. Best Diversification Credit	0.780	0.820

Source: A.M. Best "Understanding BCAR" dated 1/25/08, SEC filings and other public disclosures

12

VALIDUS

Max

Validus is Changing its Story (Daily)
“The
merger could result in somewhat lumpier risk concentrations
that cannot be readily discerned by
looking solely at aggregate limits by geographic zones… the proposed merger would lower Validus' asset quality, potentially diminishing quality of capital, and raising effective catastrophe exposure”
- Moody’s, Revising Outlook on Validus to Negative, April 2, 2009
Validus had to re-file a presentation due to inaccurate comments
Original Version – dated May 28, 2009 Revised Version – dated May 29, 2009
Deleted
Deleted
Added

The Market Expects the IPC / Max Merger to Close
The market expects the IPC / Max merger to close when IPC shareholders vote on June 12 th
Since the merger was announced, IPC and Max’s stock prices have traded in a narrow band
Insurance investors understand that the IPC / Max merger makes strategic sense
The market has rejected Validus’s hostile offer
IPC and Max’s stock prices demonstrate that the market views Validus’ hostile offer as improbable
Implied to
Max
(1)
Max
____________________
(1) Implied to Max reflects an exchange ratio of 0.6429 IPC shares per Max share.
Implied Deal Price to Max
$13.00
$14.00
$15.00
$16.00
$17.00
$18.00
$19.00
2/27/09 3/9/09 3/19/09 3/29/09 4/8/09 4/18/09 4/28/09 5/8/09 5/18/09 5/29/09

The Market Has Not Endorsed Validus’ Hostile Proposal
3-Day VR
Performance
Following
03/30/09
Proposal
05/15/09
Proposal
(5.7%)
(7.5%)
Validus’ stock under significant pressure after each hostile offer
Massive underperformance against composite group
Reasons are clear and simple – NO strategic element to the transaction
Validus using its overpriced stock to achieve a “change of control”
Revised offer now lower than original proposal (at time of announcement)
Validus’ stock declined 7.5% on the 3 days following its May 15 th
proposal
Downside risks to the trading value of Validus are significant
Hurricanes Ike/Gustav demonstrated high risk nature of underwriting platform

"We would support the IPC-Max deal. We believe the proposed deal ***makes sense and would create value for shareholders*** by virtue of its ***strong capital position and diversified business mix.*** We don't believe 90% of shareholders will tender to the Validus offer and as such believe that ***rejecting the IPC-Max deal injects a considerable degree of uncertainty without necessarily creating additional value***...Regardless of any other considerations, we believe this is the choice which offers shareholders the greatest certainty."

– RBC Capital Markets, Mark A. Dwelle
May 13, 2009

"Max Capital's management estimates the excess capital ***generated from the diversification credits of the combined entity at $300–400 million***. The merged entity's larger balance sheet and more diverse operations may provide ***more security and attract more business*** just as a flight to quality is prevailing among clients. We note that ***S&P placed Max Capital's credit rating on CreditWatch with positive implications*** following the announced merger, citing the "creation of a larger and well-capitalized company, with a more diversified book of business... and reduced earnings/capital volatility."

– Citi, Joshua Shanker
May 13, 2009

"***An IPCR/MXGL merger has strategic advantages*** in our view including:

1) ***increased diversification***,

2) ***ability to free up excess capital*** (est. at $300-$400mm) and

3) ***improved likelihood of*** ultimately achieving ***an A rating***."

– Fox-Pitt Kelton Cochran Caronia Waller, Daniel Farrell
April 7, 2009

"***We do not like the potential IPCR merger for VR***, as we believe the resulting combination would have ***too large a concentration of catastrophe exposed business*** (particularly heading into Atlantic Hurricane season), as well as ***increased investment risk and an uncertain rating agency reaction***. We continue to believe that the IPCR/MXGL merger will be approved by IPCR shareholders when they vote in June."

– Keefe, Bruyette & Woods, Dean Evans
May 5, 2009

Max

53 Research Analysts Strongly Endorse the IPC / Max Merger

IPC / Max Merger Is Ready to Close
All regulatory approvals are in place - closing expected
immediately after the June 12
th
vote, prior to the 2009 hurricane season
Completion
Hart -Scott-Rodino
Lloyd’s
UK FSA
Ireland
Delaware Insurance Department
Regulatory Approval
Indiana Insurance Department
A.M. Best
Moody’s
Joint Rating Agency
Meetings
Standard & Poor’s
IPC lenders Credit
Facilities
Max lenders
Proxy statement effective
IPC shareholders June 12
th
Shareholder
Approvals
Max shareholders
June 12
th

Why Shareholders Should Vote For The IPC / Max Merger
Compelling strategic combination
Leading specialty insurance/reinsurance business
Global platform with enhanced size and scale
Diversification into complementary and non-correlated business lines
Well established, entrepreneurial management team
Offers significant value to shareholders
Speed and certainty of closing
Result of a thorough and robust process
The Max transaction and the Validus offer are NOT “either or” options
Choice for IPC Shareholders – Vote to Approve Max Merger or NO Transaction
Closing expected immediately after the June 12
th
shareholder vote, before hurricane season

Introduction
Risk Management
Overview of Bermuda / Dublin Insurance & Reinsurance
Overview of Max at Lloyd’s
Overview of Max Specialty
Overview of Life Reinsurance
Agenda
Creating a World Class Specialty Insurer and Reinsurer
Appendix: Financial Review and Outlook

Property and Casualty GPW growth target of 20% to 22% driven by:
Max at Lloyd’s
Max Specialty
Bermuda/Dublin Insurance and Reinsurance relatively flat
Expected combined ratio of 88% to 90%
Assumes a cat load of 4-6 points
Does not include reserve releases
Improved profitability at Max Specialty as earned premiums offset higher expenses to build-out the platform
Investment allocations
93%-95% fixed income
5%-7% alternatives
Target ROE is 15% over the course of the cycle
2009 Guidance

($ in millions)
Strong Balance Sheet
March 31, December 31,
2009 2008
Cash & Fixed Maturities $4,436 $4,603
Alternative Investments 599                            754
Premium Receivables 674                            555
Losses Recoverable 880                            847
Other Assets 588                            493
     Total Assets $7,177 $7,252
Property & Casualty Losses $3,005 $2,938
Life & Annuity Benefits 1,307                         1,367
Deposit Liabilities 153                            219
Funds Withheld 149                            164
Unearned Premium 690                            574
Bank Loan 300                            375
Senior Notes 91                              91
Other Liabilities 219                            244
     Total Liabilites $5,914 $5,972
Shareholders' Equity 1,263                         1,280
$7,177 $7,252

($ in millions)
Quarterly Results Comparison
2009 2008
Gross Premiums Written $434 $307
Net Premiums Earned 190 136
Net Investment Income 41 50
Net Gains (Losses) on Alternative Investments 18 (26)
Net Realized Gains on Fixed Maturities 1 1
Other Income 1 1
Total Revenues 251 162
Total Losses, Expenses & Taxes 206 155
Net Income $45 $8
Property & Casualty Underwriting
Loss Ratio 66% 69%
Expense Ratio 24% 20%
Combined Ratio 90% 89%
Three months ended March 31,

Three months ended March 31, 2009
($ in millions)
Diversified Operating Platform
Life &
Property & Casualty Annuity Corporate Consolidated
Bermuda / Dublin Max at
Insurance Reinsurance U.S. Specialty Lloyd's Total Reinsurance
Gross premiums written $87.7 $233.0 $68.8 $44.2 $433.7 $0.6 $0.0 $434.3
Reinsurance premiums ceded (54.9) (51.4) (40.7) (17.3) (164.3) (0.1) 0.0 (164.4)
Net premiums written $32.7 $181.6 $28.2 $26.9 $269.4 $0.5 $0.0 $269.9
Earned premiums 102.2 124.0 54.4 28.2 308.8 0.6 0.0 309.4
Earned premiums ceded (52.2) (26.5) (33.0) (7.4) (119.0) (0.1) 0.0 (119.1)
Net premiums earned 50.0 97.5 21.4 20.9 189.8 0.5 0.0 190.3
Net investment income 5.2 9.2 1.6 0.8 16.9 11.6 12.0 40.5
Net gains on alternative investments 1.2 3.0 0.0 0.0 4.3 7.9 5.9 18.0
Net realized gains (losses) on fixed maturities 0.0 0.0 0.1 0.5 0.6 0.0 (0.2) 0.4
Other income 1.1 0.0 (0.2) 0.1 1.1 0.0 0.2 1.3
Total revenues $57.7 $109.7 $23.0 $22.2 $212.6 $19.9 $18.0 $250.5
Net losses and loss expenses 36.5 66.2 12.1 10.0 124.7 0.0 0.0 124.7
Claims and policy benefits 0.0 0.0 0.0 0.0 0.0 14.3 0.0 14.3
Acquisition costs (1.4) 17.5 1.2 3.2 20.4 0.2 0.0 20.6
Interest expense 0.0 (0.5) 0.0 0.0 (0.5) (0.4) 4.8 3.9
Foreign exchange (gains) losses 0.0 0.0 0.0 (3.5) (3.5) 0.0 0.0 (3.5)
General and administrative expenses 5.1 7.5 7.8 4.7 25.1 0.7 18.5 44.3
Total losses and expenses 40.2 90.7 21.1 14.3 166.3 14.8 23.3 204.4
Income (loss) before taxes $17.5 $19.0 $1.9 $7.9 $46.3 $5.1 ($5.4) $46.1
Loss Ratio 72.9% 67.9% 56.5% 47.7% 65.7%
Combined Ratio 80.3% 93.6% 98.4% 85.5% 89.7%

P&C Combined Ratio
Operating ROE
Gross Premiums Written
Operating Earnings Per Share (Diluted)
Life, $212
Life, $275
Life, $45
Life, $302
Life, $242
$1,254
$1,078
$865
$1,246
$1,044
$0
$250
$500
$750
$1,000
$1,250
$1,500
2004 2005 2006 2007 2008
$2.70
$3.52
$4.81
$0.19
($2.59)
($3)
$0
$3
$6
2004 2005 2006 2007 2008
15.8%
1.0%
17.3%
20.7%
(10.2%)
(10%)
(5%)
0%
5%
10%
15%
20%
25%
2004 2005 2006 2007 2008
Profitable Underwriting Trends
94%
106%
86%
88%
92%
75%
100%
125%
2004 2005 2006 2007 2008

Invested Assets (Ratio to Shareholders’ Equity)
Shareholders’ Equity (Book Value Per Share)
Dividends
Operating Cash Flow
$3,515
$4,223
$4,536
$5,123
$5,357
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2004 2005 2006 2007 2008
$799
$447
$273
$252
$508
$0
$300
$600
$900
2004 2005 2006 2007 2008
$903
$1,186
$1,390
$1,584
$1,280
$0
$300
$600
$900
$1,200
$1,500
$1,800
2004 2005 2006 2007 2008
$0.12
$0.18
$0.24
$0.32
$0.36
$0.00
$0.10
$0.20
$0.30
$0.40
2004 2005 2006 2007 2008
(3.9:1) (3.6:1) (3.3:1) (3.2:1) (3.9:1)
($19.70) ($20.16) ($23.06) ($27.54) ($22.77)
($ in millions)
A Growing, Global Insurance / Reinsurance Company

Average quality of AA
70%+ of fixed income securities rated Aa or better
Less than 5% rated Baa or below
Approximately 43% of portfolio is Cash, Governments, Agencies, and Agency MBS
Cash balance is approximately $956 million or 22% of the portfolio
U.S. and G7 governments approximately $745 million or 17% of the portfolio
U.S. Agencies approximately $254 million or 6% of the portfolio
U.S. Agency MBS approximately $577 million or 13% of the portfolio
Corporate Holdings are well diversified
Approximately 32% of the portfolio
Approximately 200 different corporate issuers
Largest “Aa” issuer is less than 1.1% of the portfolio
Largest “A” issuer is less than 0.7% of the portfolio
No CDO’s, CLO’s, SIV’s or other highly structured securities
Remaining portfolio is high quality ABS, CMO and CMBS Holdings
Almost all CMO holdings are rated AAA, with substantial portion being agency CMO’s
Almost all CMBS holdings are rated AAA
Principal losses, if any, are expected to be minimal based upon cash flow and stress testing
ABS holdings are largely comprised of plain vanilla auto and credit cards
Home equity ABS holdings amount to approximately $50 million (all Subprime and Alt – A)
Subprime and Alt – A exposures are approximately $73 million book value
>40% are AAA rated securities
2.7 year weighted average life
Significant and growing over-collateralization
No principal losses are expected based upon cash flow and stress testing
Unrealized loss of approximately $23 million
High Quality Cash and Fixed Income Portfolio

Supplemental Investment Data – March 31, 2009
____________________
(1) Included within U.S. Governments and Agencies are Agency Mortgage-Backed Securities with a fair value of $576,909.
Note: Past performance should not be considered to be a reliable indicator of future performance.
Fair Investment Credit Fair Ratings
($ thousands) Value Distribution Rating Value* Distribution
Cash and Cash Equivalents $955,577 19.0%
U.S. Government and Agencies
(1)
$962,470 27.7%
U.S. Government and Agencies 385,561 7.6% AAA 1,296,639 37.3%
Non-U.S. Government 613,519 12.2% AA 298,666 8.6%
Corporate Securities 1,428,150 28.4% A 753,232 21.6%
Other Corporate Securities 38,476 0.8% BBB 128,906 3.7%
Asset and Mortgage-Backed Securities 726,853 14.4% BB 22,209 0.6%
Collateralized Mortgage Obligations 288,348 5.7% B or lower 18,785 0.5%
Fixed Maturities $3,480,907 69.1% $3,480,907 100.0%
Annualized Periodic Rate of Return
Last Year Last Last
3 Months to Date 12 months 60 months
Cash and Fixed Maturities $4,436,484 88.1% (0.41%) (0.41%) 2.77% 3.69%
Convertible Arbitrage - 0.0% 16.99% 16.99% 2.72% (0.83%)
Distressed Securities 85,883 1.7% (0.25%) (0.25%) (19.14%) 6.91%
Diversified Arbitrage 44,769 0.9% 0.25% 0.25% (31.44%) (4.06%)
Emerging Markets 32,651 0.6% 0.18% 0.18% (30.66%) 4.05%
Event-Driven Arbitrage 69,134 1.4% 2.99% 2.99% (29.30%) 4.55%
Fixed Income Arbitrage 28,504 0.6% 9.66% 9.66% 15.63% 11.02%
Global Macro 73,587 1.5% (0.16%) (0.16%) (5.70%) 4.17%
Long / Short Credit 19,309 0.4% 2.98% 2.98% (12.24%) 4.45%
Long / Short Equity 226,610 4.5% 4.05% 4.05% (3.86%) 4.40%
Opportunistic 14,039 0.3% (3.43%) (3.43%) (41.96%) 4.66%
MDS 594,486 11.8% 2.00% 2.00% (15.95%) 2.62%
Reinsurance Private Equity 4,999 0.1% 12.32% 12.32% 14.60% 10.41%
Alternative Investments $599,485 11.9% 2.06% 2.06% (15.83%) 2.07%
Total Investments $5,035,969 100.0% 0.06% 0.06% (3.53%) 3.68%